VALIC Financial Advisors, Inc.

Financial Statements and Supplemental Schedule
December 31, 2017

VALIC Financial Advisors, Inc.
Index
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50018

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ____01/01/17____ AND ENDING ____12/31/17____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VALIC Financial Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   2929 Allen Parkway
                                     (No. and Street)

Houston	TX	77019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Cindy Burnette   713-831-4132
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
                    (Name – *if individual, state last, first, middle name*)

1000 Louisiana Street, Suite 5800	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Cindy Burnette_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___VALIC Financial Advisors, Inc._____, as of ___December 31_____, 20__17___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

___Chief Financial Officer/FINOP_____
Title



_____
Notary Public

REGINA M. MORRISON
MY COMMISSION EXPIRES
SEPTEMBER 11, 2019
NOTARY PUBLIC STATE OF TEXAS

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



Report of Independent Registered Public Accounting Firm

To the Stockholder of VALIC Financial Advisors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VALIC Financial Advisors, Inc. as of December 31, 2017, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 28, 2018

We have served as the Company's auditor since 2002

PricewaterhouseCoopers LLP, 1000 Louisiana Street, Suite 5800, Houston, TX 77002
T: (713) 356 4000, F: (713) 356 4717, www.pwc.com/us

VALIC Financial Advisors, Inc.
Statement of Financial Condition
December 31, 2017

(in thousands of dollars, except share amounts)

Assets

Cash and cash equivalents	$ 40,214
Funds deposited with clearing organizations	55
Accounts receivable	776
Accounts receivable from affiliates	1,027
Dealer concession receivable	2,150
Dealer concession receivable from affiliates	413
Advisory service fee receivable	31,245
Service fee receivable	5,590
State income tax receivable from affiliate - current	530
Federal income tax receivable from affiliate - current	604
Federal income tax receivable from affiliate - deferred	117
Interest receivable	34
Other assets	31
Total assets	$ 82,786

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$ 28
Accounts payable to affiliates	959
Commissions payable	17,272
Accrued liabilities	1,918
State income tax payable - deferred	2
Total liabilities	20,179

Commitments and contingencies (Note 8)

Stockholder's equity

Common stock, par value $1 per share	
Authorized shares – 1,000	
Issued and outstanding shares – 1,000	1
Additional paid-in capital	4,030
Retained earnings	58,576
Total stockholder's equity	62,607
Total liabilities and stockholder's equity	$ 82,786

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Operations
Year Ended December 31, 2017

(in thousands of dollars)

Revenues

Dealer concession revenue	$ 14,528
Dealer concession revenue from affiliates	162,251
Service fee income	22,564
Service fee income from affiliates	1,060
Advisory service fees	109,588
Interest	387
Other	3,878
Total revenues	314,256

Expenses

Commissions	214,068
General and administrative	21,909
Licenses and fees	1,759
Professional fees	201
Clearing fees	1,162
Selling expenses	60
Total expenses	239,159
Income before taxes	75,097
Provision for income taxes (Note 9)	27,379
Net income	$ 47,718

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2017

(in thousands of dollars)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balances at January 1, 2017	$ 1	$ 4,030	$ 59,858	$ 63,889
Dividends paid to Parent	-	-	(49,000)	(49,000)
Net income	-	-	47,718	47,718
Balances at December 31, 2017	$ 1	$ 4,030	$ 58,576	$ 62,607

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Statement of Cash Flows
Year Ended December 31, 2017

(in thousands of dollars)

Operating activities	
Net income	$ 47,718
Reconciling adjustments to net cash provided by operating activities:	
(Increase) Decrease in operating assets	
Accounts receivable	(90)
Accounts receivable from affiliates	382
State income tax receivable – current	(236)
State income tax receivable - deferred	4
Federal income tax receivable from affiliate – current	1,157
Federal income tax receivable from affiliate - deferred	154
Dealer concession receivable	(40)
Dealer concession receivable from affiliates	(29)
Advisory service fee receivable	(4,667)
Service fee receivable	520
Interest receivable	(34)
Other assets	32
(Increase) Decrease in operating liabilities	
Accounts payable	28
Accounts payable to affiliates	(705)
Commissions payable	1,651
Accrued liabilities	269
State taxes payable	2
Net cash provided by operating activities	46,116
Financing activities	
Dividends paid to Parent	(49,000)
Net cash used in financing activities	(49,000)
Net increase in cash and cash equivalents	(2,884)
Cash and cash equivalents	
Beginning of year	43,098
End of year	$ 40,214
Supplemental cash flow information	
Federal and State taxes paid	$ 24,557

The accompanying notes are an integral part of these financial statements.

VALIC Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2017

1. Organization and Nature of Operations

VALIC Financial Advisors, Inc. (the "Company" or "VFA"), is a wholly owned subsidiary of The Variable Annuity Life Insurance Company ("VALIC" or "Parent"), an indirect, wholly owned subsidiary of American International Group, Inc. ("AIG"). The Company was incorporated on November 18, 1996 and was established to engage in the offering of mutual funds and insurance products to customers. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation. The Company is also registered with the SEC as a registered investment advisor. The Company does not hold customer funds or securities for customers, but operates as an introducing broker-dealer on a fully disclosed basis and forwards some transactions to a clearing broker-dealer. For transactions not forwarded to a clearing broker-dealer, the Company forwards the transaction directly to the appropriate company/sponsor.

The Company is a party to a selling agreement with AIG Capital Services, Inc. ("ACS"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell shares of mutual funds advised by SunAmerica Asset Management, LLC, also an indirect, wholly owned subsidiary of AIG.

The Company is a party to selling and agency agreements with American General Life Insurance Company ("AGL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products and other life insurance products issued by AGL.

The Company is a party to a selling agreement with The United States Life Insurance Company in the City of New York ("USL"), an indirect, wholly owned subsidiary of AIG, whereby the Company may offer and sell fixed and variable annuity products issued by USL in the State of New York.

2. Significant Accounting Policies

Use of Estimates
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of financial statements requires management to make estimates and assumptions that effect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated federal income tax return and certain consolidated state income tax returns filed by AIG. Where the Company does not file a consolidated tax return with AIG, the Company files its own state and local tax returns. Federal income taxes are calculated as if the Company filed on a separate return basis and the amount of current tax provision or benefit calculated is either remitted to or received from AIG. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. At December 31, 2017, the current federal income taxes receivable from an affiliate was $604,000, and the deferred federal income taxes receivable from an affiliate was $117,000. At December 31, 2017, the deferred state income taxes payable was $2,000 and the current state taxes receivable was $530,000.

Cash and Cash Equivalents

Cash of $1,222,000 at December 31, 2017 was deposited in financial institutions that at times exceeds federally insured amounts. Management believes that the risk of loss is minimal due to its assessment of the credit worthiness and financial viability of the respective financial institutions.

Cash equivalents of $38,992,000 at December 31, 2017 consist of a money market fund with the Bank of New York. The Company considers this investment a cash equivalent due to its having a weighted average maturity of three months or less.

Dealer Concession Revenue

Dealer concession revenue represents concessions paid to the Company for sales of front-end load mutual funds, variable annuities, and various financial service products to retail customers. Revenues are recorded on a trade-date basis.

Service Fee Income

The Company receives service fee income, under section 12b-1 of the Investment Company Act of 1940, from various mutual fund companies and ACS, with which it has entered into certain selling agreements. Fees are recorded on an accrual basis.

Advisory Service Fees

Advisory service fees represents fees paid to the Company for investment advisory services provided to customers by the Company's registered representatives. Fees are recorded on an accrual basis.

Fair Value Measurements

In accordance with the authoritative guidance on fair value measurements and disclosures under US GAAP, the Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3: Inputs that are unobservable.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires management judgment. Management considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

Management has determined that the fair value of the Company's money market funds held are equivalent to the carrying amount as presented in the financial statements and are classified as a Level 1 security.

There were no Level 2 or Level 3 securities at December 31, 2017. During 2017, there were no transfers of securities between levels.

3. **Accounts Receivable, Dealer Concession Receivable, Advisory Service Fee Receivable, and Service Fee Receivables**

Amounts due to the Company at December 31, 2017 consisted of fees and commissions from the Company's clearing broker. These receivables are short term in nature; therefore, the carrying value approximates fair value.

4. **Deposits Held by Clearing Broker**

Under the terms of the clearing agreement between the Company and the clearing broker, the Company is required to maintain a level of cash or securities on deposit with the clearing broker. Should the clearing broker suffer a loss due to failure of a customer of the Company to complete the transaction, the Company is required to indemnify the clearing broker. The Company has funds on deposit with the clearing broker to meet this requirement. As of December 31, 2017, there were no amounts owed to the clearing broker.

5. **Regulatory**

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is required to maintain minimum net capital equal to the greater of $50,000 or $6^2/_3\%$ of aggregate indebtedness.

At December 31, 2017, the Company had net capital of $21,489,000, which was $20,144,000 in excess of its required net capital of $1,345,000. The ratio of aggregate indebtedness to net capital is .939 to 1. See Schedule I.

The Company claims exemption from the computation for determination of reserve requirements under paragraph (k)(2)(ii) of rule 15c3-3.

The Company claims exemption from the possession or control requirements under paragraph (k)(2)(ii) of rule 15c3-3.

6. **Transactions With Affiliates**

During 2017, the Company paid dividends to VALIC of $49,000,000.

Salaries, employee benefits and commission expenses associated with VALIC's agents as well as various expenses associated with VALIC's field offices of $16,060,000 are allocated and paid by SunAmerica Services Company ("SASCO") based on the SASCO shared service agreement with VFA. These expenses are included in the statement of operations.

Dealer concession revenue from affiliates of $162,251,000 consists of concessions from sales of variable annuities, front-end load mutual funds, term insurance, and other financial services products, and a dealer concession receivable from affiliates of $413,000 represents amounts due at December 31, 2017 for these services.

Service fee income from affiliates of $1,060,000 consists of concessions from proprietary mutual fund trails.

SASCO charges the Company for various administrative services provided. During 2017, the Company paid SASCO $31,209,000 for these services that are reflected in total expenses in the statement of operations.

Accounts payable to affiliates of $959,000 at December 31, 2017 consists of various operating expenses due to SASCO.

During 2017, the Company engaged in selling fixed and variable annuity products of $101,417,000 and group plans of $12,286,000 offered by its Parent which are reflected in dealer concession revenue from affiliates and commissions in the statement of operations.

During 2017, the Company paid $543,000 to VALIC Retirement Services Company ("VRSCO"), a wholly owned subsidiary of AIG, for sub-transfer agent fees deposited by the Company.

Accounts receivable from affiliates of $1,027,000 at December 31, 2017 consists of various operating expenses due from VALIC.

Balances with affiliates are settled monthly.

At December 31, 2017 the Company had the following intercompany receivables and payables due to and from affiliates:

(in thousands of dollars)

	Due (To)	Due From
The Variable Annuity Life Insurance Company	$ -	$ 1,027
The Variable Annuity Life Insurance Company - state tax		530
The Variable Annuity Life Insurance Company – federal tax		604
SunAmerica Services Company	959	-
	$ 959	$ 2,161

7. **Commitments and Contingencies**

During the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

The Company is from time to time named as a defendant in various legal proceedings, including litigation and arbitration matters. The Company is also subject to certain investigations, regulatory proceedings, claims and disputes that arise in the ordinary course of business. Although the Company cannot predict the outcome of these actions, the Company's management does not believe these actions will have a material adverse effect on the Company's financial position, results of operations, or liquidity.

Off-Balance-Sheet Risk

Some of the Company's customer securities transactions are executed on a fully disclosed basis through National Financial Services LLC (the "Clearing Broker"). Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from counterparties' failure to fulfill its contractual obligations. The Company has market risk on its customers' buy and sale transactions. If customers do not fulfill their obligations, a gain or loss could be suffered equal to the difference between a customer's commitment and the market value of the underlying securities between trade date and settlement date. The risk of default depends on the creditworthiness of the retail customers. The Company and the Clearing Broker perform due diligence with respect to each customer accepted to minimize the Company's risk. As the Clearing Broker's right to charge the Company has no maximum amount and applies to all trades executed through the Clearing Broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2017, the Company has recorded no liabilities with regard to the right. During 2017, the Company was not required to pay the Clearing Broker any amounts for these guarantees. The Company is further exposed to credit risk for commissions receivable from the Clearing Broker. Such credit risk is generally limited to the amount of the prior month's concessions receivable.

8.   **Income Taxes**

Tax Reform

On December 22, 2017, the United States enacted Public Law 115-97, known informally as the Tax Cuts and Jobs Act (the "Tax Act"). The Tax Act reduces the statutory rate of U.S. federal corporate income tax to 21%. Consistent with requirements of ASC 740, Accounting for Income Taxes, the Company has re-measured its deferred tax assets with reference to the statutory income tax rate of 21%. For the year ended December 31, 2017, the deferred tax asset re-measurement from the current statutory tax rate of 35% to the newly enacted rate of 21% resulted in a one-time charge of $22,930 which is included in the Deferred Tax Provision above.

The current and deferred portions of income tax expense included in the statement of operations as determined in accordance with ASC 740 (Accounting for Income Taxes) are as follows for the year ended December 31, 2017:

(in thousands of dollars)

	Current	Deferred	Total
Federal	$ 25,714	$ 154	$ 25,868
State income and franchise	1,505	6	1,511
	$ 27,219	$ 160	$ 27,379

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purpose and the amounts used for income tax reporting purposes. These deferred income taxes are included in prepaid expenses and other assets. The significant components of the deferred tax assets and liabilities are as follows:

(in thousands of dollars)

VALIC Financial Advisors, Inc.
Notes to Financial Statements
December 31, 2017

Deferred Tax Assets:

Commission accrual	$	117
Total deferred tax assets		117

Deferred Tax Liabilities:

State income taxes payable		2
Total deferred tax liabilities		2
Net deferred tax assets (included in Prepaid expenses and other assets)	$	115

The difference between the federal statutory tax rate of 35% and the Company's effective income tax rate of 36.4% for the year ending December 31, 2017 is primarily due to the $982,000 of state income tax (net of federal benefit) in addition to $78,000 tax expense related to the deferred effective tax rate change.

The Company recognizes and measures its unrecognized tax benefits in accordance with authoritative guidance. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amounts of unrecognized tax benefits will significantly increase or decrease within 12 months of the reporting date.

The Company is currently under Internal Revenue Service examination for the taxable years 2007-2010. Although the final outcome of possible issues raised in any future examination are uncertain, the Company believes that the ultimate liability, including interest, will not materially exceed amounts recorded in the financial statements. The Company's taxable years 2001-2015 remain subject to examination by major tax jurisdictions.

9. **Subsequent Events**

Management of the Company has performed an evaluation of subsequent events through February 28, 2018, which is the date the financial statements were available to be issued. No subsequent events were noted in management's evaluation which would require disclosure.

VALIC Financial Advisors, Inc.
Computation of Net Capital Under Rule 15c3-1 of
the U.S. Securities and Exchange Commission
December 31, 2017   **Schedule I**

(in thousands of dollars)

Net capital

Total stockholder's equity	$	62,607

Deductions and/or charges:		
Non-allowable assets:		
Funds deposited with clearing organizations		5
Accounts receivable		776
Accounts receivable from affiliates		1,027
State income tax receivable – current		530
Federal income tax receivable from affiliates – current		604
Federal income tax receivable from affiliates - deferred		117
Dealer concession receivable from affiliates		413
Advisory service fee receivable		31,245
Service fee receivable		5,590
Other assets		31
Total non-allowable assets		40,338
Net capital before haircuts on securities positions		22,269

Haircuts on securities:		
Money market fund		780
Net capital	$	21,489
Aggregate indebtedness	$	20,179

Computation of basic net capital requirement

Minimum net capital requirement (greater of 6-2/3 % of aggregate indebtedness or $50,000)	$	1,345
Excess net capital	$	20,144
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$	19,471
Ratio: aggregate indebtedness to net capital		.939 to 1

There were no material differences between the Computation of Net Capital Under Rule 15c3-1 included in this report and the computations included in the Company's corresponding unaudited Form X-17a-5 Part IIA filing on January 24, 2018.